1. Name and Address of Reporting Person
   Glauber, Michael A.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 A             2229        A      $0.0000                     D
                                   <F1>                                        <F1>
Common Stock                       12/31/2001 A             1319        A      $0.0000                     D
                                   <F2>                                        <F2>
Common Stock                       12/31/2001 A             914         A      $0.0000    256032           D
                                   <F3>                                        <F3>
Common Stock                       12/31/2001 A             3030        A      $0.0000    124473           I           Held in Trust
                                   <F4>                                        <F4>                                    under
                                                                                                                       Issuer's
                                                                                                                       Retirement
                                                                                                                       Plan
Common Stock                                                                              2935             I           Wife as
                                                                                                                       Trustee

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0.01                                                03/31/2002 Common                      11250    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/28/2010 Common                      7204     D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/05/2011 Common                      27142    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/23/2012 Common                      12694    D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                06/30/2013 Common                      287      D
(Right to buy)                                                                 Stock
Stock Options  $0.25                                                12/11/2009 Common                      10072    D
(Right to buy)                                                                 Stock
Stock Options  $4.175                                               12/22/2013 Common                      1063     D
(Right to buy)                                                                 Stock
Stock Options  $4.18    06/18/2001 A         942         12/18/2001 06/17/2016 Common  942      $0.0000    942      D
(Right to buy)                                                                 Stock
Stock Options  $17.69   01/02/2001 A         22000       07/02/2002 01/03/2011 Common  22000    $0.0000    22000    D
(Right to buy)                                           <F5>                  Stock
Stock Options  $20                                                  04/11/2009 Common                      48500    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Stock Awards made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at fair market values ranging from $17.00 to $24.23 per share. The information is presented as of 12/31/01.
<F2>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at values ranging from $16.44 to $17.85 per share. The information is presented as of 12/31/01.
<F3>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) exempt under Rule 16b-3. Units were granted during the fiscal year ended 12/31/01 at prices ranging from $17.69 to $21.99.
<F4>
Shares were acquired under Issuer's Restated Employee Stock Purchase/Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/01 at prices ranging from $17.05 to $20.95 per share. The information is presented as of 12/31/01.
<F5>
The option vests in three equal annual installments beginning July 2, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Michael A. Glauber

DATE
02/13/2002